Preliminary Terms To prospectus dated November 21, 2011, product supplement for knock-out notes dated August 17, 2012, and index supplement dated November 21, 2011	Preliminary Terms No. 588 Registration Statement No. 333-178081 Dated February 5, 2013; Rule 433

Structured Investments	Morgan Stanley $ Contingent Buffer Equity Notes Linked to the S&P 500® Index due February 26, 2014
General
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The securities are designed for investors who seek to participate in the appreciation of the S&P 500® Index on the Valuation Date and who anticipate that the Index Closing Value on the Valuation Date and throughout the approximately 1-year Observation Period will not have declined, as compared to the Initial Index Value, by more than 20%.  Investors should be willing to forgo interest and dividend payments and, if the Index Closing Value has declined on any index business day during the Observation Period, as compared to the Initial Index Value, by more than 20%, be willing to lose some or all of their principal based on the decline in value of the Underlying Index over the term of the securities.  If the value of the Underlying Index has not declined on any index business day during the Observation Period, as compared to the Initial Index Value, by more than 20%, investors will receive the greater of (a) the Underlying Index Return and (b) the Contingent Minimum Return of 0.9% at maturity, subject to the Maximum Payment at Maturity.

•	Senior unsecured obligations of Morgan Stanley maturing February 26, 2014†. All payments on the securities are subject to the credit risk of Morgan Stanley.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples thereof.
•	The securities are expected to price on or about February 8, 2013 and are expected to settle on or about February 13, 2013.
Key Terms
Underlying Index:	S&P 500® Index
Knock-Out Event:
A Knock-Out Event occurs if, on any index business day during the Observation Period, the Index Closing Value has decreased, as compared to the Initial Index Value, by more than the Knock-Out Buffer Amount (that is, such Index Closing Value is less than the Knock-Out Level).

Knock-Out Buffer Amount:	20%
Knock-Out Level:	, which is 80% of the Initial Index Value
Payment at Maturity:
If a Knock-Out Event HAS NOT occurred during the Observation Period, you will receive a cash payment at maturity per security equal to $1,000 plus a return equal to $1,000 times the greater of (i) the Contingent Minimum Return and (ii) the Underlying Index Return, subject to the Maximum Payment at Maturity.  For additional clarification, please see “What is the Return on the Securities at Maturity Assuming a Range of Performance for the Underlying Index?” beginning on page 2.

If a Knock-Out Event HAS occurred during the Observation Period, you will receive a cash payment at maturity that will reflect the percentage appreciation or depreciation in the Index Closing Value on a 1 to 1 basis, subject to the Maximum Payment at Maturity.  Under these circumstances, your payment at maturity per $1,000 principal amount security will be calculated as follows:
$1,000 + ($1,000 x Underlying Index Return), subject to the Maximum Payment at Maturity.

If a Knock-Out Event has occurred, you will lose some or all of your investment if the Final Index Value has declined from the Initial Index Value.  There is no minimum payment at maturity and you could lose your entire investment.

Contingent Minimum Return:	0.9%
Observation Period:
The period that includes each index business day on which a market disruption event does not occur from and including the first index business day immediately following the Pricing Date to and including the Valuation Date.  The Observation Period will extend to the date on which the Final Index Value is determined if the Valuation Date is postponed in accordance with the definition thereof.

Maximum Payment at Maturity	$1,150 (115% of the stated principal amount)
Monitoring:	Closing Level
Index Closing Value:	On any day, the index closing value for the Underlying Index
Underlying Index Return:	Final Index Value – Initial Index Value Initial Index Value
Initial Index Value:	The Index Closing Value on the Pricing Date
Final Index Value:	The Index Closing Value on the Valuation Date
Valuation Date:	February 21, 2014†
Maturity Date:	February 26, 2014†
Pricing Date:	February 8, 2013
Issue Date:	February 13, 2013 (3 business days after the Pricing Date)
CUSIP / ISIN:	61761JCG2
ISIN	US61761JCG22
† Subject to postponement for non-index business days or in the event of a market disruption event and as described under “Description of Notes — Postponement of Valuation Date(s) or Review Date(s)” in the accompanying product supplement for knock-out notes.

Investing in the securities involves a number of risks.  See “Risk Factors” beginning on page S-18 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 6 of these preliminary terms.
Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a product supplement for knock-out notes and an index supplement) with the Securities and Exchange Commission, or SEC, for the offering to which these preliminary terms relate.  Before you invest, you should read the prospectus in that registration statement, the product supplement for knock-out notes, the index supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at .www.sec.gov.  Alternatively, Morgan Stanley, any agent or any dealer participating in this offering will arrange to send you the prospectus, the product supplement for knock-out notes, the index supplement and these preliminary terms if you so request by calling toll-free 1-800-584-6837.
You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced.  We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance.  In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of these preliminary terms or the accompanying product supplement for knock-out notes, index supplement and prospectus.  Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (1)(2)	Proceeds to Issuer
Per security	100%	1%	99%
Total	$	$	$
(1)
J.P. Morgan Securities LLC, acting as dealer, will receive from Morgan Stanley & Co. LLC, the agent, a fixed sales commission of 1% for each security it sells.  In addition, JPMorgan Chase Bank, N.A. will purchase securities from Morgan Stanley & Co. LLC for sales to certain fiduciary accounts at a purchase price to such accounts of 99% of the stated principal amount per security and will forgo any sales commission with respect to such sales.

(2)	Please see “Supplemental Plan of Distribution; Conflicts of Interest” in these preliminary terms for information about fees and commissions.
The agent for this offering, Morgan Stanley & Co. LLC, is our wholly-owned subsidiary.  See “Supplemental Plan of Distribution; Conflicts of Interest” below.
THE SECURITIES ARE NOT BANK DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.
Morgan Stanley
February 5, 2013

Additional Terms Specific to the Securities

You should read these preliminary terms together with the prospectus dated November 21, 2011, as supplemented by the product supplement for knock-out notes dated August 17, 2012 and the index supplement dated November 21, 2011.  These preliminary terms, together with the documents listed below, contain the terms of the securities and supersede all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement for knock-out notes, as the securities involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

You may access these documents on the SEC website at .ww.w.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement for knock-out notes dated August 17, 2012:
http://www.sec.gov/Archives/edgar/data/895421/000095010312004190/dp31797_424b2-knockouta1.htm

•	Index supplement dated November 21, 2011:
http://www.sec.gov/Archives/edgar/data/895421/000095010311004850/dp27202_424b2.htm

•	Prospectus dated November 21, 2011:
http://www.sec.gov/Archives/edgar/data/895421/000095010311004877/dp27266_424b2-debt.htm

Terms used in these preliminary terms are defined in the product supplement for knock-out notes, in the index supplement or in the prospectus.  As used in these preliminary terms, the “Company,” “we,” “us” or “our” refer to Morgan Stanley.

What is the Return on the Securities at Maturity Assuming a Range of Performance for the Underlying Index?

The following table and graphs illustrate the hypothetical return at maturity on the securities.  The “Return on Securities” as used in these preliminary terms is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount security to $1,000.  The hypothetical returns set forth below reflect the Maximum Payment at Maturity of $1,150 per security and assume an Initial Index Value of 1,500, a Knock-out Level of 1,200 (which is 80% of the hypothetical Initial Index Value) and a Contingent Minimum Return of 0.9%.  The hypothetical returns set forth below are for illustrative purposes only and may not reflect the actual returns applicable to a purchaser of the securities.

		Return on Securities
Final Index Value	Underlying Index Return	Knock-Out Event Has Not Occurred(1)	Knock-Out Event Has Occurred(2)
2,400	60%	15%	15%
2,250	50%	15%	15%
2,100	40%	15%	15%
1,950	30%	15%	15%
1,800	20%	15%	15%
1,725	15%	15%	15%
1,650	10%	10%	10%
1,575	5%	5%	5%
1,513.5	0.9%	0.9%	0.9%
1,506	0.4%	0.9%	0.4%
1,500	0%	0.9%	0%
1,425	-5%	0.9%	-5%
1,350	-10%	0.9%	-10%
1,200	-20%	0.9%	-20%
1,185	-21%	N/A	-21%
1,050	-30%	N/A	-30%
900	-40%	N/A	-40%
600	-60%	N/A	-60%
300	-80%	N/A	-80%
0	-100%	N/A	-100%
(1)  The Index Closing Value has not declined, as compared to the Initial Index Value, by more than 20% on any index business day during the Observation Period.
(2)  The Index Closing Value has declined, as compared to the Initial Index Value, by more than 20% on any index business day during the Observation Period.

Payoff Diagram for the Securities where a Knock-Out Event Has Not Occurred(1)	Payoff Diagram for the Securities where a Knock-Out Event Has Occurred(2)

(1)  The Index Closing Value has not declined, as compared to the Initial Index Value, by more than 20% on any index business day during the Observation Period.

* If, on any index business day during the Observation Period (including the Valuation Date), the Index Closing Value has decreased, as compared to the Initial Index Value, by more than 20%, a Knock-Out Event will have occurred.
(2) The Index Closing Value has declined, as compared to the Initial Index Value, by more than 20% on any index business day during the Observation Period.

Hypothetical Examples of Amounts Payable at Maturity
The following examples illustrate how the return on the securities set forth in the table on the previous page is calculated.

Example 1: A Knock-Out Event HAS occurred, and the Index Closing Value decreases from the Initial Index Value of 1,500 to a Final Index Value of 750.  Because a Knock-Out Event has occurred, the investor does not receive the benefit of the Contingent Minimum Return of 0.9% and is therefore exposed to the negative performance of the Underlying Index on a 1 to 1 basis.  The investor receives a payment at maturity based on the Underlying Index Return of –50%, which is significantly less than the stated principal amount, calculated as follows:

$1,000 + ($1,000 x –50%)  = $500

Example 2:  A Knock-Out Event HAS occurred, and the Index Closing Value increases from the Initial Index Value of 1,500 to a Final Index Value of 1,575.  Because a Knock-Out Event has occurred, the investor receives a payment at maturity based on the Underlying Index Return.  The investor receives a payment at maturity based on the Underlying Index Return of 5%, calculated as follows:

$1,000 + ($1,000 x 5%)  = $1,050

Example 3:  A Knock-Out Event HAS occurred, and the Index Closing Value increases from the Initial Index Value of 1,500 to a Final Index Value of 1,800. Because a Knock-Out Event has occurred, the investor does not receive the benefit of the Contingent Minimum Return of at least 0.9% and is therefore exposed to the performance of the Underlying Index on a 1 to 1 basis.  However, because the Underlying Index Return of 20% would result in a payment at maturity that is greater than the Maximum Payment at Maturity, the investor receives only the Maximum Payment at Maturity of $1,150 per security.

Example 4:  A Knock-Out Event HAS NOT occurred, and the Index Closing Value increases from the Initial Index Value of 1,500 to a Final Index Value of 1,800.  Because the Underlying Index Return of 20% would result in a payment at maturity that is greater than the Maximum Payment at Maturity, the investor receives only the Maximum Payment at Maturity of $1,150 per security.

Example 5:  A Knock-Out Event HAS NOT occurred, and the Index Closing Value increases from the Initial Index Value of 1,500 to a Final Index Value of 1,650.  Because the Underlying Index Return of 10% is greater than the Contingent Minimum Return of 0.9%, the investor receives a payment at maturity per $1,000 principal amount security, calculated as follows:

$1,000 + ($1,000 x 10%)  = $1,100

Example 6:  A Knock-Out Event HAS NOT occurred, and the Index Closing Value increases from the Initial Index Value of 1,500 to a Final Index Value of 1,506.  Because a Knock-Out Event has not occurred and the Underlying Index Return of 0.4% is less than the Contingent Minimum Return of at least 0.9%, the investor receives the benefit of the Contingent Minimum Return and therefore a payment at maturity per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 0.9%)  = $1,009

Example 7:  A Knock-Out Event HAS NOT occurred, and the Index Closing Value decreases from the Initial Index Value of 1,500 to a Final Index Value of 1,425.  Because a Knock-Out Event has not occurred and the Underlying Index Return of -5.00% is less than the Contingent Minimum Return of 0.9%, the investor receives the benefit of the Contingent Minimum Return and therefore receives a payment at maturity per $1,000 principal amount security, calculated as follows:

$1,000 + ($1,000 x 0.9%)  = $1,009

Selected Purchase Considerations

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CAPPED APPRECIATION POTENTIAL — The securities provide the opportunity to participate in the appreciation of the Underlying Index at maturity, subject to the Maximum Payment at Maturity.  If a Knock-Out Event HAS NOT occurred, in addition to the principal amount, you will receive at maturity no less than the Contingent Minimum Return of 0.9%, or a minimum payment at maturity of $1,009 for each security.  However, if a Knock-Out Event HAS occurred, you could lose a significant portion or all of your investment based on a 1% loss for every 1% decline in the Final Index Value, as compared to the Initial Index Value.  Even if a Knock-Out Event has occurred, if the Final Index Value is greater than the Initial Index Value, in addition to the principal amount, you will receive at maturity a return on the securities equal to the Underlying Index Return, subject to the Maximum Payment at Maturity.  Because the securities are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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SECURITIES LINKED TO THE S&P 500® INDEX — The return on the securities is linked to the S&P 500® Index.  The S&P 500® Index, which is calculated, maintained and published by Standard & Poor's Financial Services LLC ("S&P"), consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of the 500 similar companies during the base period of the years 1941 through 1943.  For additional information about the Underlying Index, see the information set forth under “S&P 500® Index” in the accompanying index supplement dated November 21, 2011.

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CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “United States Federal Taxation” in the accompanying product supplement for knock-out notes.  Although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the securities due to the lack of governing authority, in the opinion of our counsel, Davis Polk & Wardwell LLP, under current law, and based on current market conditions, a security should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.  Assuming this treatment of the securities is respected, your gain or loss on the securities should be treated as long-term capital gain or loss if you hold the securities for more than a year, even if you are an initial purchaser of securities at a price that is below the principal amount of the securities.  The Internal Revenue Service (the “IRS”) or a court, however, may not respect this characterization or treatment of the securities, in which case the timing and character of any income or loss on the securities could be significantly and adversely affected.  Because the securities provide for the return of principal except in the case of a Knock-Out Event, the risk that the securities would be recharacterized, for U.S. federal income tax purposes, as debt instruments giving rise to ordinary income, rather than as open transactions, is higher than with other equity-linked securities that do not contain similar provisions.  In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses on whether to require holders of instruments such as the securities to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which any income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these investments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gains as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, Treasury regulations or other forms of guidance, if any, issued after consideration of these issues could materially and adversely affect the tax consequences of this kind of investment, possibly with retroactive effect.  You should consult your tax adviser regarding the treatment of the securities, including possible alternative characterizations in general and the possible impact of this notice in particular.  Additionally, any consequences resulting from the Medicare tax on investment income are not discussed in this document or the accompanying product supplement for knock-out notes.

The discussion in the preceding paragraph under “Capital Gains Tax Treatment” and the section entitled “United States Federal Taxation” in the accompanying product supplement for knock-out notes, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the securities.

Selected Risk Considerations

An investment in the securities involves significant risks.  Investing in the securities is not equivalent to investing directly in the Underlying Index or any of the component stocks of the Underlying Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement for knock-out notes dated August 17, 2012.

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YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — The terms of the securities differ from those of ordinary debt securities in that we do not guarantee to pay you the principal amount of the securities at maturity and do not pay you interest on the securities.  If a Knock-Out Event occurs during the approximately 1-year Observation Period, you will lose the benefit of the Contingent Minimum Return and be fully exposed to any depreciation in the Index Closing Value as of the Valuation Date on a 1 to 1 basis.  If a Knock-Out Event has occurred and the Final Index Value is less than the Initial Index Value, the payment at maturity on each security will be less, and may be significantly less, than the stated principal amount of the securities and consequently, the entire principal amount of your investment is at risk.

•	THE SECURITIES DO NOT PAY INTEREST – Unlike ordinary debt securities, the securities do not pay interest and do not guarantee any return of principal at maturity.

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YOUR APPRECIATION POTENTIAL IS LIMITED – The appreciation potential of the securities will be limited by the Maximum Payment at Maturity, regardless of whether or not a Knock-Out Event occurs.  The payment at maturity will never exceed the Maximum Payment at Maturity even if the Final Index Value is substantially greater than the Initial Index Value.

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NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Underlying Index would have.

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THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF MORGAN STANLEY, AND ANY ACTUAL OR ANTICIPATED CHANGES TO ITS CREDIT RATINGS OR CREDIT SPREADS MAY ADVERSELY AFFECT THE MARKET VALUE OF THE SECURITIES – You are dependent on Morgan Stanley’s ability to pay all amounts due on the securities at maturity, and therefore you are subject to the credit risk of Morgan Stanley.  If Morgan Stanley defaults on its obligations under the securities, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the securities prior to maturity will be affected by changes in the market’s view of Morgan Stanley's creditworthiness.  Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the securities.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY — While the payment at maturity described in these preliminary terms is based on the full stated principal amount of your securities, the original issue price of the securities will include the agents’ commissions and the cost of hedging our obligations under the securities through one or more of our affiliates.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  As a result, the price, if any, at which affiliates of Morgan Stanley will be willing to purchase securities from you in secondary market transactions, if at all, will likely be significantly lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  Secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  The securities are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your securities to maturity.

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LACK OF LIQUIDITY — The securities will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the securities.  Morgan Stanley & Co. LLC (“MS & Co.”) may, but is not obligated to, make a market in the securities.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the securities, it is likely that there would be no secondary market for the securities.  Accordingly, you should be willing to hold your securities to maturity.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.  We will not have any obligation to consider your interests as a holder of the securities in taking any corporate action that might affect the value of the Underlying Index and the securities.

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THE OFFERING OF THE SECURITIES MAY BE TERMINATED BEFORE THE PRICING DATE — If we determine prior to pricing that it is not reasonable to treat your purchase and ownership of the securities as an “open transaction” for U.S. federal income tax purposes, the offering of the securities will be terminated.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES — In addition to the value of the Underlying Index on any day, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the value, especially in relation to the Knock-Out Level and the actual or expected volatility of the Underlying Index;
•	the time to maturity of the securities;
•	the dividend rates on the common stocks underlying the Underlying Index;
•	interest and yield rates in the market generally;
•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings or credit spreads.

Some or all of these factors will influence the price that you will receive if you sell your securities prior to maturity.  For example, you may have to sell your securities at a substantial discount from the stated principal amount if a Knock-Out Event has occurred or is likely to imminently occur in light of the then-current level of the Underlying Index.

You cannot predict the future performance of the Underlying Index based on its historical performance.  We cannot guarantee that a Knock-Out Event will not occur or that the Underlying Index Return will be positive so that you will receive at maturity an amount in excess of the principal amount of the securities.  You can review the historical values of the Underlying Index in “Historical Information” below.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the securities will be used in connection with hedging our obligations under the securities through one or more of our subsidiaries.  The hedging or trading activities of our affiliates on or prior to the Pricing Date and during the Observation Period, including on the Valuation Date, could affect the value of the Underlying Index in a way that may reduce the amount you will receive on the securities at maturity, if any.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the daily historical closing values of the Underlying Index from January 1, 2008 through February 1, 2013.  The closing value of the Underlying Index on February 1, 2013 was 1,513.17.  We obtained the closing values of the Underlying Index below from Bloomberg Financial Markets.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical values of the Underlying Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Closing Value during the Observation Period or on the Valuation Date.  We cannot give you any assurance that the Index Closing Value will increase or that a Knock-Out Event will not occur so that at maturity you will receive a payment in excess of the stated principal amount of the securities.

Historical Performance of the S&P 500® Index

License Agreements

License Agreement between Standard & Poor’s and Morgan Stanley.  “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of S&P and have been licensed for use by Morgan Stanley.  For more information, see “S&P 500® Index—License Agreement between S&P and Morgan Stanley” in the accompanying index supplement.

Benefit Plan Investor Considerations

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the securities.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons.  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the securities are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the securities.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers).  In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption).  There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the securities.

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

The securities are contractual financial instruments.  The financial exposure provided by the securities is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the securities.  The securities have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the securities.

Each purchaser or holder of any securities acknowledges and agrees that:

(i)
the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the securities, (B) the purchaser or holder’s investment in the securities, or (C) the exercise of or failure to exercise any rights we have under or with respect to the securities;

(ii)
we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the securities and (B) all hedging transactions in connection with our obligations under the securities;

(iii)
any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)	our interests are adverse to the interests of the purchaser or holder; and

(v)
neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the securities has exclusive responsibility for ensuring that its purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any securities to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the securities if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc., Morgan Stanley or Morgan Stanley Smith Barney LLC (“MSSB”) or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the securities by the account, plan or annuity.

Supplemental Plan of Distribution; Conflicts of Interest

MS & Co. will act as the agent for this offering.  J.P. Morgan Securities LLC, acting as dealer, will receive from Morgan Stanley & Co. LLC, the agent, a fixed sales commission of 1% for each security it sells.  In addition, JPMorgan Chase Bank, N.A. will purchase securities from MS & Co. for sales to certain fiduciary accounts at a purchase price to such accounts of 99% of the stated principal amount per security and will forgo any sales commission with respect to such sales.

MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.